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                          May 14, 2024

       John L. Plueger
       Chief Executive Officer
       AIR LEASE CORP
       2000 Avenue of the Stars, Suite 1000N
       Los Angeles, CA 90067

                                                        Re: AIR LEASE CORP
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2024
                                                            File No. 333-279152

       Dear John L. Plueger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services